
April 17, 2023

William B. Horne
Chief Executive Officer
Ault Disruptive Technologies Corporation
11411 Southern Highlands Pkwy, Suite 240
Las Vegas, NV 89141

> **Re: Ault Disruptive Technologies Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2023**
> **File No. 001-41171**

Dear William B. Horne:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Spencer G. Feldman, Esq.